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                                   Filed By: Jupiter Media Metrix, Inc.
                                   Pursuant to Rule 425 under the
                                   Securities Act of 1933 and deemed filed
                                   pursuant to Rule 14a-12 under the
                                   Securities Exchange Act of 1934.

                                   Subject Company: Jupiter Media Metrix, Inc.

                                   Commission File No: 000-25943


For Immediate Release


NetRatings, Inc.            Investors: Jennifer Cohn      (650) 470-4203
                            Media: Jennifer Fan           (408) 941-2951

Jupiter Media Metrix        Susan Hickey                  (917) 534-6479

ACNielsen eRatings.com      Rich Myers                    (203) 961-3324




           NETRATINGS TO ACQUIRE JUPITER MEDIA METRIX; ALSO AGREES TO
            PURCHASE ACNIELSEN ERATINGS.COM IN A SEPARATE TRANSACTION


        A Major Step to Establish a Global Standard in Internet Audience
                            Measurement and Research

    NetRatings Also Expects Q3 Revenues and Loss-Per-Share to Be Better than
                           Company's Previous Guidance


MILPITAS, CALIF. AND NEW YORK, NY - October 25, 2001 - NetRatings, Inc. (Nasdaq: NTRT), the fastest growing Internet audience measurement and analysis firm, and Jupiter Media Metrix, Inc. (Nasdaq: JMXI), a leader in Internet and new technology analysis and research, jointly announced today that NetRatings has agreed to purchase Jupiter Media Metrix in a transaction valued at approximately $71.2 million. The transaction is expected to close during the first quarter of 2002.

The combined company will deliver unparalleled global breadth and depth of services covering key Internet and new technology research areas, including comprehensive Internet audience and advertising measurement and analyst research services. The new company will continue to have the largest global footprint in measuring Internet audience behavior.

The integration will assemble the "best-of-breed" in research methodology, measurement technology, service offerings and people, and focus these resources on delivering the most comprehensive suite of services to meet the increasingly sophisticated research needs of the marketplace.
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"Our long-term vision has always been to offer the industry the broadest and deepest array of Internet research information and analysis to support the marketplace and to help our clients succeed," said Dave Toth, CEO of NetRatings. "We believe that the addition of Jupiter Media Metrix, with its array of products and the resulting extensive operating synergies, will accelerate our ability to reach that goal in a cost-effective way. The acquisition is a logical and major step in our strategy to set a global standard in Internet audience measurement."

"This strategic move will take full advantage of the complementary strengths of our two companies," said Robert Becker, CEO of Jupiter Media Metrix. "With its comprehensive, industry standard measurement products, authoritative research analysts, strong, global brands and solid financial position, the combined company will be well-positioned to provide vital resources that help businesses compete today and plan for the future."

NetRatings also announced the immediate appointment of Bill Pulver, formerly president of ACNielsen eRatings.com, as president and COO of NetRatings. Dave Toth will continue as CEO of NetRatings, and Jack Lazar will continue as CFO. At the close of the transaction, Pulver will assume the role of CEO and president for the combined company. Toth will be pursuing other entrepreneurial interests.

NetRatings expects the acquisition of Jupiter Media Metrix to grow its number of customers by 94 percent, which include leading media companies, advertising agencies, financial institutions, advertisers and marketers and consulting firms.

NetRatings reported revenue of $20.4 million for the year ended December 31, 2000. Jupiter Media Metrix reported pro forma revenue of $142.8 million for the year ended December 31, 2000.

Lehman Brothers Inc. has acted as financial advisors to NetRatings in connection, with the transaction, as well as in connection with the AC Nielsen eRating.com transaction also being announced today,and Robertson Stephens, Inc. has acted as financial advisors to Jupiter Media Metrix.

PRINCIPAL DEAL TERMS

In the transaction, which will be taxable to Jupiter Media Metrix stockholders, those stockholders may elect to receive .1490 NetRatings shares or $1.95 in cash in exchange for each Jupiter Media Metrix share. The exchange ratio of
 .1490 is fixed, based on the Net Ratings closing price of $13.09. The merger agreement provides that no more than 50 percent nor less than 30 percent of the aggregate transaction consideration will be paid in cash. Jupiter Media Metrix directors and certain key members of management, who hold a total of approximately 22 percent of the Jupiter Media Metrix stock, have agreed to exchange no less than 70 percent of their holdings for stock with the remaining portion to be received in cash. They have also agreed to vote their shares in favor of the transaction.

The price per Jupiter Media Metrix Share is subject to possible reduction to reflect any drawdowns by Jupiter Media Metrix under the loan agreement outlined below, as well certain expenditures by Jupiter Media Metrix in excess of $5 million to terminate various international joint ventures.

Jupiter Media Metrix's board of directors is entitled to designate one member to join the NetRatings board of directors at the closing.

Pending the completion of their merger, NetRatings and Jupiter Media Metrix have agreed to take no further actions in respect to each other in the existing patent infringement litigation filed by Jupiter Media Metrix against NetRatings.

The closing of the transaction is subject to Jupiter Media Metrix stockholder approval, Hart-Scott-Rodino clearance and other customary conditions.


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In connection with the merger agreement, NetRatings has agreed to lend Jupiter
Media Metrix up to $25 million, subject to specified conditions, under a secured credit facility that will replace the standby letter of credit arrangement between Jupiter Media Metrix and Tod Johnson, Jupiter Media Metrix's chairman. Any drawdowns by Jupiter Media Metrix will result in a corresponding reduction in the per share purchase price payable in the merger.

NETRATINGS' ACQUISITION OF ACNIELSEN ERATINGS.COM

NetRatings also announced that it has agreed to purchase the 80.1 percent of ACNielsen eRatings.com that it does not currently own for approximately $16.4 Million in a non-taxable transaction in which NetRatings will issue 1,256,000 shares. ACNielsen eRatings.com, an Internet audience measurement company with operations outside the United States, is a joint venture 80.1 percent owned by ACNielsen and 19.9 percent owned by NetRatings. This transaction will allow NetRatings to streamline its international operations and consolidate its services under a global brand.

The transaction has been reviewed and recommended to the full board of NetRatings by its non-management directors unaffiliated with ACNielsen and its parent company, VNU, deliberating separately.

VNU will continue to own, through ACNielsen and Nielsen Media Research, a majority of the NetRatings shares outstanding immediately after the closings of both transactions and its designees will continue to comprise a majority of NetRatings' directors.

The transaction is subject to customary closing conditions as well as completion of the Jupiter Media Metrix transaction.


PRELIMINARY NETRATINGS Q3 RESULTS

NetRatings also announced that it anticipates revenue to slightly exceed the range of guidance it provided for the third quarter, and the loss per share to be lower than expected. Revenues were predicted to be between $5.1 and $5.4 million and the loss per share between $0.03 and $0.05. NetRatings will fully disclose its Q3 financial results during its scheduled earnings call next Monday, October 29, 2001 at 1:30 p.m. Pacific.

INVESTOR CALL SCHEDULED

NetRatings and Jupiter Media Metrix will host a conference call TODAY AT 2:30 P.M. PACIFIC to discuss the acquisitions and the resulting integration. The dial-in number is 630-395-0182. A replay of the call will be available for a period of seven days commencing 7:00 a.m., Pacific, tomorrow. To access the replay, please dial 402-530-7610. The live Web cast is available by going to www.NetRatings.com and clicking on the conference call link shown on the Investor Relations main page.

ABOUT NETRATINGS, INC.

NetRatings, Inc. (www.netratings.com) is a leading provider of Internet audience measurement information and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and


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services industries. Worldwide, NetRatings services measure the Internet experiences of more than 225,000 Internet users in 29 countries.

ABOUT JUPITER MEDIA METRIX

Jupiter Media Metrix is the global leader in Internet and new technology analysis and measurement. The Company delivers innovative and comprehensive Internet measurement, analysis and events to provide businesses with unmatched global resources for understanding and profiting from the Internet. Jupiter Media Metrix brings together world-class, innovative and market-leading products, services, research methodologies and people. Jupiter Media Metrix services include Media Metrix, AdRelevance, Jupiter Research and Site Measurement. The Company is headquartered in New York City and operates worldwide, across the Americas, Asia Pacific and Europe (as Jupiter MMXI).

ABOUT ACNIELSEN ERATINGS.COM

ACNielsen eRatings.com is a joint venture between ACNielsen and NetRatings. Through the Nielsen//NetRatings service, ACNielsen eRatings.com is the first global service for tracking audiences, advertising and user activity on the Internet in more than 29 countries worldwide.

ABOUT ACNIELSEN

ACNielsen, a VNU company, has 21,000 employees worldwide and is the world's leading market research firm, offering measurement and analysis of marketplace dynamics, consumer attitudes and behavior, and new and traditional media in more than 100 countries. ACNielsen's clients include leading consumer product manufacturers and retailers, service firms, media and entertainment companies and the Internet community.

CAUTION REQUIRED BY CERTAIN SEC RULES

In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.


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NetRatings and Jupiter Media Metrix will each be filing with the SEC, within a few days, Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and the applicable company as identified above.

SAFE HARBOR STATEMENT

This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

         - Risks associated with the conditions to the closing of the Jupiter Media Metrix and ACNielsen eRatings.com transactions and the possibility that these conditions might not be met as to either or both of the transactions

         - Risks associated with the successful integration of the acquired businesses and the realization of the anticipated benefits of the two transactions

         - Risks associated with the rapidly evolving market for the Company's products

         - The increasing competitive market for Internet audience measurement and analytical services

         -        Risks related to the growth of online advertising

         - The combined company's ability to manage international expansion and significant growth in the future

         - The combined company's dependence on ACNielsen in connection with international operations in the event that the ACNielsen eRatings.com transaction is not completed

         - Uncertainties about future costs of building and maintaining our audience measurement panels

Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the 3 month period ended June 30, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Each of these documents is on file with the SEC and is available free of charge, in the manner described above. Additional information will also be set forth in NetRatings' quarterly report on Form 10Q for the 3 month period ending on September 30, 2001, which will be filed with the SEC in the near future. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of the Company.

For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the company's quarterly reports on Form 10-Q that are filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise.


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